SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 24 March 2005

NATIONAL GRID TRANSCO plc
(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ X ]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: /s/ David C. Forward

Name: David C Forward
Title: Assistant Secretary

Date: 24 March 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 24 March 2005:

National Grid Transco plc ('NGT') 1-3 Strand London WC2N 5EH United Kingdom

Announcement:

'National Grid Transco close period trading update
for the year ended 31 March 2005'

24 March 2005

National Grid Transco close period trading update
for the year ended 31 March 2005
Earnings growth in line with expectations

National Grid Transco plc (the "Group") is today issuing its trading update prior to entering its close period on 1 April 2005 and the announcement of its preliminary results on 19 May 2005.

The Group continues to trade in line with expectations, with both underlying profit before tax* and underlying earnings* expected to be ahead of last year. This is despite the year-on-year impact of the weaker dollar, which is expected to amount to around £20 million at the earnings level.

At constant currency, Group underlying operating profit* is also expected to be ahead of last year. The Group's US Distribution business has continued to perform well and expects to achieve its target to reduce controllable costs by 20% in real terms over the 3 years ended March 2005. In the UK, the Group has also benefited from the new connections charging reform ("Plugs") in UK Transmission and the contribution from Crown Castle UK (CCUK), which was acquired by the Group during the year. These factors have more than offset the expected reduction in profits in the UK Distribution business resulting from the planned higher level of UK gas main replacement expenditure ("repex") and the year-on-year reduction in gas transportation prices exacerbated by reduced volumes due to warmer than normal weather. Repex is now expected to amount to around £470m for the full year.

Net debt at 31 March 2005 is expected to be around £13.5 billion, which is higher than last year primarily due to the cost of the CCUK acquisition (£1.1 billion), partially offset by the weaker dollar. The Group will achieve a lower interest charge this year despite an increase in interest rates over the period and the higher level of net debt.

The effective tax rate on underlying profit before tax* is anticipated to be similar to last year's rate.

UK Gas Distribution network sales and return of value
The process to obtain the required regulatory approvals relating to the proposed sale of four of the Group's UK gas distribution networks remains on track and completion is expected towards the end of the second calendar quarter of 2005. It is proposed that the £2.0 billion return of value to shareholders from the proceeds of these sales will be achieved by way of a B share scheme. The scheme is to be combined with a consolidation of the Group's ordinary shares and will allow shareholders to opt to receive the return as either income or capital.

It is expected that the Extraordinary General Meeting seeking shareholder approval of the B share scheme will be held on the same day as the Annual General Meeting, 25 July 2005, with the return of value following during August.

* Excluding exceptional items and goodwill amortisation

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the proposed disposal by National Grid Transco of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections filed with its most recent annual report on Form 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173(m)

Citigate Dewe Rogerson		+44 (0)20 7638 9571
Anthony Carlisle		+44 (0)7973 611888(m)